EXHIBIT 12.1
American Real Estate Partners, L.P. and Subsidiaries
Ratio of Earnings to Fixed Charges
(Amounts in thousands)

	Nine Months
	Ended
	September 30,	Years Ended December 31,
	2005	2004	2003	2002	2001	2000
Income (loss) from continuing operations before income taxes, income or loss from equity investees and minority interest	$(97,158)	$89,371	$40,237	$53,863	$61,167	$76,536

Fixed Charges:
Interest Expense	78,874	61,380	38,643	37,063	44,336	18,999
Amortized capitalized expenses related to indebtedness	2,582	2,400	320	191	178	222
Estimated interest within rental expense	423	486	552	585	557	437
Amortization of capitalized interest	—	559	559	494	475	600

Earnings as defined	$(15,279)	$154,196	$80,311	$92,196	$106,713	$96,794

Fixed Charges (including capitalized items)
Interest Expense	$78,874	$61,380	$38,643	$37,063	$44,336	$18,999
Interest capitalized	—	86	300	766	3,064	458
Amortized capitalized expenses related to indebtedness	2,582	2,400	320	191	178	222
Estimated interest within rental expense	423	486	552	585	557	437

Fixed charges as defined	$81,879	$64,352	$39,815	$38,605	$48,135	$20,116

Ratio of earnings to fixed charges	N/A (1)	2.4	2.0	2.4	2.2	4.8

(1)	For the nine months ended September 30, 2005, earnings were not sufficient to cover fixed charges by $97.2 million.